April 1, 2009

Via Edgar and Regular Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Bill Thompson and Ta Tanisha Meadows

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Asian Trends Media Holdings, Inc.

Item 4.01 Form 8-K

Filed March 17, 2009

File No. 000-52020

Dear. Mr. Thompson and Ms. Meadows:

This letter is in response to your correspondence dated March 19, 2009 requesting certain revisions to the Form 8-K filed by Asian Trends Media Holdings, Inc. (the “Company”) on March 17, 2009.  We have made all of your requested changes to the 8-K filed by the Company on March 17, 2009.  We provided our former auditor, GHP Horwath, P.C, with a copy of the revised disclosures on Form 8-K before it was filed and requested that Horwath furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. The letter will be filed as an exhibit 16 within ten days.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Zhi Jian Zeng

Zhi Jian Zeng, CEO